Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

RENEWAL OF CONTINUING CONNECTED TRANSACTION

INTRODUCTION

Reference is made to the announcement and circular of the Company dated October 5, 2022 in relation to, among others, the (i) logistics services; and (ii) marketing and platform services procured from Alibaba Group. As the CCTs are expected to expire on 31 December 2024 and the Group intends to continue the transactions contemplated thereunder, the Company has set out details of the renewed CCTs in this announcement below.

LISTING RULES IMPLICATIONS

As of the date of this announcement, Baotong Inc. was owned as to 63.0% by the Company and 37.0% by Cainiao. Thus, Cainiao (a subsidiary of Alibaba Group Holding Limited) is a substantial shareholder of Baotong Inc. and a connected person of the Company at the subsidiary level. By virtue of 14A.13 of the Listing Rules, Alibaba Group are associates of Cainiao and therefore connected persons of the Company at the subsidiary level.

Accordingly, the renewed CCTs constitute connected transactions of the Company under Chapter 14A of the Listing Rules. By virtue of Rule 14A.101 of the Listing Rules, since (i) Alibaba Group are connected persons at the subsidiary level, (ii) the Board has approved the renewal of CCTs; and (iii) the independent non-executive Directors have confirmed that the terms of the CCTs are fair and reasonable and is on normal commercial terms or better and in the interests of the Company and its Shareholders as a whole, the renewal of CCTs is subject to the notification and announcement requirements but is exempt from the circular, independent financial advice and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

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1.	INTRODUCTION

Reference is made to the announcement and circular of the Company dated October 5, 2022 in relation to, among others, the (i) logistics services; and (ii) marketing and platform services procured from Alibaba Group. As the CCTs are expected to expire on 31 December 2024 and the Group intends to continue the transactions contemplated thereunder, the Company has set out details of the renewed CCTs in this announcement below.

2.	CONNECTED PERSONS

The table below sets forth the entities that constitute connected persons of the Company and have involved in the renewed CCTs and the nature of their connection with the Company:

Name	Connected relationship

Alibaba Group	As of the date of this announcement, Baotong Inc. was owned as to 63.0% by the Company and 37.0% by Cainiao. Thus, Cainiao (a subsidiary of Alibaba Group Holding Limited) is a substantial shareholder of Baotong Inc. and a connected person of the Company at the subsidiary level. By virtue of 14A.13 of the Listing Rules, Alibaba Group are associates of Cainiao and connected persons of the Company at the subsidiary level.

3.	RENEWAL OF CCTS WITH ALIBABA GROUP

3.1	Logistics services procured from Alibaba Group

Background and reasons for the transaction

Logistics is a critical procedure for e-commerce as the Group needs to leverage on efficient logistics services to help ensure a smooth and positive shopping experience for consumers. The Group has been selling the products purchased from its brand partners and/or their authorized distributors to consumers under its distribution model. Under the consignment model, the Group also provides warehousing and fulfillment services, whereby its brand partners stock their goods in warehouses of the Group for own future sales and the Group is responsible for managing storage and delivering goods to consumers. The Group requires efficient and reliable logistics services to enable its products to be safely and promptly delivered to its customers. The Group adopts a flexible outsourcing logistics model with several third-party logistic partners, with leading nationwide and quality logistics service providers, including Alibaba Group. By capitalizing on the logistics data platform and global fulfilment network of Alibaba Group, efficient and reliable domestic and international one stop-shop logistics services can be provided to the Group and its customers for fulfilling their different logistic needs.

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The logistics services include, among others, warehouse operation, storage and domestics and international delivery services provided by Alibaba Group from time to time. The logistics service fees shall be calculated and settled in accordance with the underlying agreements and the standard terms and conditions (as applicable) as amended and published on the respective logistics platforms operated by Alibaba Group or as separately negotiated with Alibaba Group from time to time. As of the date of this announcement, the logistics service fees included without limitation the following major components:

(a)	order processing fees, which are calculated with reference to the number of delivery orders made and are currently payable against each delivery order;

(b)	storage fees, which are calculated based on the size of the goods being stored in Alibaba Group’s warehouses and are payable monthly;

(c)	domestics and international delivery services fees, which are calculated based on the delivery route, size or weight (whichever results in the higher rate) of the goods being delivered by Alibaba Group, and are payable against each delivery order;

(d)	value-added service fees, depending on the type of value-added services procured, which are calculated based on the quantity of goods requiring the respective value-added services and are currently payable against each delivery order; and

(e)	disbursement and other incidental costs arising from the logistics services, such as tax paid on behalf of the Group by Alibaba Group, which shall be calculated based on the actual amount of disbursement incurred and are currently collected by Alibaba Group against each delivery order.

The service fees (other than the storage fees, which are settled monthly, and the order processing fees, which are settled after each parcel is despatched from the warehouse) are currently settled immediately against the completion of each delivery order.

Pricing policy

The logistics service fees are determined after arm’s length negotiations with reference to market rates obtainable from comparable service provider, and are charged based on a variety of factors including storage space taken and the weights and the delivery distance of the packages. The Group will typically obtain three (3) comparable quotations from independent third party service providers on an annual basis to ensure that the terms with Alibaba Group shall be on normal commercial terms or better as compared to those quoted by independent third party service providers for services of similar nature and scale. In addition to Alibaba Group, the Group also cooperates with other logistics services suppliers for such services. The services provided by Alibaba Group were subject to the same approval procedures as the services provided by other independent third parties.

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Historical amount and proposed annual caps

The historical amounts of the logistics services fees paid to Alibaba Group for the two years ended December 31, 2023 and the nine months ended September 30, 2024 and the annual caps for the three years ending December 31, 2024 are set out below:

	Historical amounts for year ended 31 December		Historical amounts for nine months ended 30 September	Annual caps for the year ending December 31
	2022	2023	2024	2022	2023	2024

	(RMB in thousand)
Logistics services fees paid to Alibaba Group	47,569	38,373	20,389	83,996	99,208	117,883

The decrease in the historical amounts of logistics services fees paid to Alibaba Group for the two years ended December 31, 2023 and nine months ended 30 September 2024 was resulted from the rapid development of logistics infrastructure directly operated by the Group.

The proposed annual caps for the logistics services for the three years ending December 31, 2027 are set out below:

	Annual caps for the year ending December 31
	2025	2026	2027

	(RMB in thousand)
Logistics services fees paid to Alibaba Group	39,686	41,670	43,754

The Group expects the procurement of logistics services from Alibaba Group will remain stable for the three years ending December 31, 2027. When estimating the annual caps, the Directors have taken into consideration the following factors, including: (i) the historical transaction amount for the year ended 31 December 2023 and the nine months ended September 30, 2024 being approximately RMB38 million and RMB20 million respectively; (ii) the Group’s normalized business need in the post-COVID-19 recovery; (iii) the deepening engagement with the brand partners; and (iv) the expected strategic cooperation with Alibaba Group.

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3.2	Marketing and platform services procured from Alibaba Group

Background and reasons for the transaction

Alibaba Group is a leading market player in terms of digital media and entertainment industry in China and also operates the largest e-commerce platform in China. For official marketplace stores on Tmall operated by the Group, Tmall provides a wide range of services including, among others, platform support, pay-for-performance marketing and display marketing services. The Group from time to time cooperates with Alibaba Group to utilize its marketing services, platform service, and IT service to promote products of the Group or the e-commerce business of the brand partners of the Group in the past years. The agreements entered with Alibaba Group provide different arrangements and prescribed respective amount and payment terms based on the specific type of service rendered.

Based on the type of services rendered, the marketing and platform service fees shall be calculated and settled in accordance with the underlying agreements with reference to the prevailing market price of the type of services based on arm’s length negotiation.

The Company believes that the marketing and platform services provided by Alibaba Group are effective marketing tools which will enable the Group to reach out to more customers and boost the sales of the Group and its brand partners’ products, as well as facilitating the inventory management of the Company. The Company further believes that by marketing and selling products on various platforms operated by Alibaba Group and by leveraging the ecosystem developed by Alibaba Group, the Group can acquire, retain and further deepen its engagement with consumers in an efficient and effective manner, enhance brand awareness and deliver seamless consumer experience with logistics and fulfillment capabilities of Alibaba Group and/or the Group. Having considered the positive impact of Alibaba Group’s marketing and platform services on the Group’s sales, the Group expects to continue the cooperation with Alibaba Group.

Marketing services

As of the date of this announcement, the marketing service fees included without limitation the following major components:

(a)	CPM (cost per impression) model advertising services. Advertisements are displayed on the various platforms operated by Alibaba Group and Alibaba Group charges advertising fees each time the advertisement is displayed. The unit prices of certain CPM model advertisements are fixed while the unit prices of other advertisements are determined through an auction system. Where the auction system applies, the Group offers bid prices for the relevant advertisement spaces, taking into account the commercial circumstances and comparable prices offered by other independent third party advertisers on other advertising platforms. Alibaba Group’s systems will automatically accept the highest bids for each advertising space where the auction process is used;

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(b)	CPC (cost per click) model advertising services. Advertisements are displayed on the various platforms operated by Alibaba Group and Alibaba Group charges advertising fees each time a user clicks on the displayed advertisement. The unit prices of certain CPC model advertisements are fixed while the unit prices of other advertisements are determined through an auction system, under which the Group offers bid prices for the relevant advertisement spaces, taking into account the commercial circumstances and comparable prices offered by other independent third party advertisers on other advertising platforms. Alibaba Group’s systems will automatically accept the highest bids for each advertising space where the auction process is used; and

(c)	project-based advertising services. Alibaba Group provides project-based advertising campaign services, whereby it offers advertisements on its advertising platforms for a certain advertising period. Alibaba Group charges advertising fees based on the actual transaction amounts, length of adWords used and the amount of time displayed (as the case may be). The specific location, timing and frequency of the advertisements displayed on various platforms during the period will be determined by Alibaba Group.

Platform services

As of the date of this announcement, the platform service fees included without limitation the following major components:

(a)	a standard rebatable basic e-store service fees designated by Alibaba Group which are calculated as a fixed percentage of the value sold by the e-stores of the Group;

(b)	technical service fees, which are charged on the top of the basic e-store service fees and calculated as a percentage of the value of sales of products or services sold by the Group of the applicable categories on different platforms of Alibaba Group as published from time to time; and

(c)	payment handling fees, which include any costs incurred in the credit card payment handling and the instalment payment handling (if required and as applicable), of the products sold by the Group on different platforms of Alibaba Group which are determined based on the standard rate of the relevant marketing platform selected.

Terms of the agreements entered with Alibaba Group on marketing and platform services

Each of the terms of the agreements entered with Alibaba Group on marketing and platform services does not exceed three years from 1 January 2025.

Pricing policy

The Group separately negotiates with Alibaba Group for the terms and rates of the marketing and platform services with reference to the prevailing market price of the type of marketing and platform services based on arm’s length negotiation. In addition to Alibaba Group, the Group also cooperates with other marketing and platform services suppliers for such services. The services provided by Alibaba Group were subject to the same approval procedures as the services provided by other independent third parties.

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Marketing services

The marketing service fees to be incurred by the Company will be determined with reference to the prevailing market rates, which will be reviewed and compared by the Company against the market data collected by the marketing team of the Company from time to time and at least quarterly, and the market rates for similar marketing services offered by independent third parties. In addition, the Group may choose to place advertisements through a real time bidding system, which equally applies to other independent third-parties.

Platform services

The platform service fees to be incurred by the Company will be determined with reference to the prevailing market rates and the market rates for similar platform services offered by independent third parties.

Historical amount and proposed annual caps

The historical amounts of marketing expenses incurred related to the provision of marketing and platform services by Alibaba Group for the two years ended December 31, 2023 and the nine months ended 30 September 2024 and the annual caps for the three years ending December 31, 2024 are set out below:

	Historical amounts for year ended 31 December		Historical amounts for nine months ended 30 September	Annual caps for the year ending December 31
	2022	2023	2024	2022	2023	2024

	(RMB in thousand)
Marketing and platform service fees	746,858	278,938	504,219	872,716	1,030,764	1,224,799

The proposed annual caps for the marketing and platform service fees for the three years ending December 31, 2027 are set out below:

	Annual caps for the year ending December 31
	2025	2026	2027

	(RMB in thousand)
Marketing and platform service fees	925,934	976,253	1,025,215

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The Group expects the purchase of various marketing and platform services from Alibaba Group will remain stable for the three years ending December 31, 2027. When estimating the annual caps, the Directors have taken into consideration the following factors, including: (i) the historical transaction amount for the nine months ended September 30, 2024 being approximately RMB504 million; (ii) the continuous investment in marketing and promotion activities and sales network expansion to expand its brand e-commerce business partner base; (iii) online marketing has become increasingly important and the amount for online marketing activities would take a higher percentage in the Group’s overall marketing expenses; and (iv) the anticipated increase in the price of the marketing services rendered.

The Group has taken into account the existing agreements with its brand partners as well as their potential increase in the use of the Group’s services due to circumstances such as the increased sales volume or the enhanced brand awareness. Considering that online marketing has become increasingly important and that brand partners observe positive results through the use of the Group’s services, it is expected that brand partners will continue to utilize the Group’s services as part of their aim to drive product awareness. Furthermore, it is expected that the Group will continue to attract new brand partners. With reference to the aforementioned projections and based on (i) the historical merchandise volume on Tmall as compared to the Group’s overall gross merchandise volume; and (ii) the historical average rate of advertising expenditures paid to the Alibaba Group, the Group has derived at the proposed annual caps for the three years ending December 31, 2027.

4.	INTERNAL CONTROL

The Company has adopted adequate internal control measures to comply with the Listing Rules requirements with respect to the supervision and monitoring of the annual caps of the renewed CCTs. The accounting department will conduct regular checks on a quarterly basis to review and assess whether the transactions contemplated under the renewed CCTs are being conducted in accordance with the terms (in particular the annual caps and the pricing mechanism) of the relevant transactions.

The Company will continue to closely monitor the renewed CCTs and, in the event that any adjustment to an annual cap becomes foreseeable, will take prompt action to make necessary disclosure and re-comply with the Listing Rules requirements. The relevant counterparties to agreements on the renewed CCTs have also agreed to allow the Company and its external auditors to access the information necessary to report on the renewed CCTs.

The independent Directors will conduct an annual review of the renewed CCTs to ensure that the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and in accordance with the relevant pricing policies, as in compliance with Rule 14A.55 of the Listing Rules. In addition, the auditors of the Company will perform the assurance procedures on an annual basis pursuant to Rule 14A.56 of the Listing Rules. The audit committee of the Board will review the Company’s financial controls, risk management and internal control systems.

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With respect to the renewed CCTs, the staff of the procurement department of the Company will compare the price paid to other similar type of independent third-party suppliers which provide similar services to the Group with reference to external information about the local market and make corresponding adjustments where there is any change in market price in a timely matter; and the price to be paid to the connected persons whenever the price of the relevant services to be procured exceeds the thresholds set by the Group. The price will then be approved by the person-in-charge of the procurement department of the relevant services to ensure that the relevant price is no more favourable than to be paid to the independent third parties. The person-in-charge will then be responsible to negotiate the price based on normal commercial terms after arm’s length negotiation during the relevant period.

5.	INFORMATION OF THE PARTIES

The Company

The Company is a company with limited liability incorporated in the Cayman Islands. The Company is a leader and pioneer in the brand e-commerce service industry and a digital commerce enabler in China. The Group empowers a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

The Company’s e-commerce capabilities encompass every aspect of the e-commerce value chain, including online store operations, customer services, digital marketing, IT solutions, warehousing and fulfillment.

Alibaba Group

Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988) is a company with limited liability incorporated in the Cayman Islands. Alibaba Group Holding Limited is a holding company and conducts its businesses primarily through its subsidiaries which aim to provide the technology infrastructure and marketing reach to help merchants, brands, retailers and other businesses to leverage the power of new technology to engage with its users and customers and operate in a more efficient way.

6.	LISTING RULES IMPLICATIONS

As of the date of this announcement, Baotong Inc. was owned as to 63.0% by the Company and 37.0% by Cainiao. Thus, Cainiao (a subsidiary of Alibaba Group Holding Limited) is a substantial shareholder of Baotong Inc. and a connected person of the Company at the subsidiary level. By virtue of 14A.13 of the Listing Rules, Alibaba Group are associates of Cainiao and connected persons of the Company at the subsidiary level.

Accordingly, the renewed CCTs constitute connected transactions of the Company under Chapter 14A of the Listing Rules. By virtue of Rule 14A.101 of the Listing Rules, since (i) Alibaba Group are connected persons at the subsidiary level, (ii) the Board has approved the renewal of CCTs; and (iii) the independent non-executive Directors have confirmed that the terms of the CCTs are fair and reasonable and is on normal commercial terms or better and in the interests of the Company and its Shareholders as a whole, the renewal of CCTs is subject to the notification and announcement requirements but is exempt from the circular, independent financial advice and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

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7.	VIEW OF THE DIRECTORS

The Directors (including the independent Directors) are of the view that (a) each of the renewed CCTs with Alibaba Group has been and will be entered into during the ordinary and usual course of business of the Group, on normal commercial terms or better and the terms are fair and reasonable and in the interests of the Company and its Shareholders as a whole; and (b) the proposed annual caps under each of the renewed CCTs with Alibaba Group are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

To the best knowledge, information and belief of the Company, as at the date of this announcement, none of the Directors has any material interest in any of the renewed CCTs with Alibaba Group and therefore no Director was required to abstain from voting on the resolution(s) of the Board approving of the renewal of CCTs with Alibaba Group (including the respective annual caps relating thereto).

8.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“ADS(s)”	American depositary shares of the Company (each representing three Class A ordinary shares)

“Alibaba Group”	Alibaba Group Holding Limited and its subsidiaries

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Cainiao”	Cainiao Smart Logistics Investment Limited, a company with limited liability incorporated under the Laws of the British Virgin Islands

“CCTs”	logistics services; and marketing and platform services procured from Alibaba Group

“China” or “PRC”	the People’s Republic of China, but for the purpose of this announcement and for geographical reference only and except where the context requires otherwise, references in this announcement to “China” and the “PRC” exclude Taiwan, Hong Kong and the Macau Special Administrative Region

“Class A ordinary shares”	Class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at the Company’s general meeting

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“Class B ordinary shares”	Class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on any resolution tabled at the Company’s general meeting

“Company”	Baozun Inc., a company incorporated in the Cayman Islands as an exempted company with limited liability, the shares of which are listed on the Main Board of the Stock Exchange and the ADS of which are listed on the NASDAQ

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	director(s) of the Company

“Group”	the Company, consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entity and its subsidiaries, from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“independent third party(ies)”	person(s) or company(ies) and their respective ultimate beneficial owner(s), who/which, to the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, is/are not connected with the Company

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADS (each representing three Class A ordinary shares)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

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“subsidiaries”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, December 30, 2024

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

* for identification purposes only

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